

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 24, 2008

Mr. Guenter Thiemann
Chief Financial Officer
Exploration Drilling International Inc.
Mendelstrasse 11
Technologiehof
D-48149 Muenster
Deutschland Germany

      Re: **Exploration Drilling International Inc.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2006
              Filed May 17, 2007
              Form 8-K Dated April 26, 2006
              Filed May 2, 2006
              File No. 000-50459

Dear Mr. Thiemann:

      We have completed our review of your Form 10-KSB, Form 8-K and related filings and have no further comments at this time.

              Sincerely,

              Karl Hiller
              Branch Chief